UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JARDEN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

471109108

(CUSIP Number of Common Stock)

Martin E. Franklin

Executive Chairman

Jarden Corporation

555 Theodore Fremd Avenue

Rye, New York 10580

(914) 967-9400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Robert L. Lawrence, Esq.

Kane Kessler, P.C.

1350 Avenue of the Americas

New York, New York 10019

(212) 541-6222

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee**
$500,000,000	$57,300.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $500 million in aggregate of up to 15,625,000 shares of common stock, $0.01 par value, at the minimum tender offer price of $32.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$57,300.00	Filing Party:	Jarden Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 26, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on January 26, 2012 as amended by Amendment No. 1 filed with the Commission on February 21, 2012 and Amendment No. 2 filed with the Commission on February 24, 2012 (as amended, the “Schedule TO”), relating to the offer (the “Offer”) by Jarden Corporation, a Delaware corporation (“Jarden” or the “Company”), to purchase up to $500 million in value of shares of its common stock, $0.01 par value per share (the “Shares”). The Offer is being made upon the terms and subject to the conditions in the Offer to Purchase, dated January 26, 2012 (the “Original Offer to Purchase”), as supplemented and amended by the Supplement to the Offer to Purchase, dated February 21, 2012 (the “Supplement” and together with the Original Offer to Purchase, as amended, the “Offer to Purchase”), and the related Amended Letters of Transmittal.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and Rule 13e-4(d) under the Securities Exchange Act of 1934, as amended.

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase and the related Amended Letters of Transmittal.

ITEM 11.	ADDITIONAL INFORMATION

“Item 11. Additional Information” to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On March 6, 2012, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, on Monday, March 5, 2012. A copy of such press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(iii) Press Release, dated March 6, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

JARDEN CORPORATION

By:	/s/ Ian G.H. Ashken
Name:	Ian G.H. Ashken
Title:	Vice Chairman and Chief Financial Officer

Dated: March 6, 2012

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

(a)(1)(i)	Offer to Purchase, dated January 26, 2012.**

(a)(1)(ii)	Forms of Letters of Transmittal.**

(a)(1)(iii)	Notice of Guaranteed Delivery.**

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.**

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.**

(a)(1)(vi)	Supplement to the Offer to Purchase, dated February 21, 2012.*

(a)(1)(vii)	Amended Forms of Letters of Transmittal.*

(a)(1)(viii)	Amended Notice of Guaranteed Delivery.*

(a)(1)(ix)	Supplemental Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(x)	Supplemental Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)(i)	Press Release, dated January 26, 2012.**

(a)(5)(ii)	Press Release, dated February 21, 2012.*

(a)(5)(iii)	Press Release, dated March 6, 2012.***

*	Previously filed with Amendment No. 1 to the Schedule TO on February 21, 2012.
**	Previously filed with the Schedule TO on January 26, 2012.
***	Filed herewith.